    As filed with the Securities and Exchange Commission on February 7, 2020

Registration No. 333-

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AZURRX BIOPHARMA, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	46-4993860
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

760 Parkside Avenue
Downstate Biotechnology Incubator, Suite 304
Brooklyn, New York 11226
(646) 699-7855
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

James Sapirstein, President and Chief Executive Officer
AzurRx BioPharma, Inc.
760 Parkside Avenue
Downstate Biotechnology Incubator, Suite 304
Brooklyn, New York 11226
(646) 699-7855
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to

Daniel W. Rumsey, Esq.
Jessica R. Sudweeks, Esq.
Disclosure Law Group, a Professional Corporation
655 West Broadway, Suite 870
San Diego, CA 92101
Telephone: (619) 272-7050
Facsimile: (619) 330-2101

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[X]	Smaller reporting company	[X]
		Emerging growth company	[X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)(3)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.0001 per share	11,583,969(1)(2)(3)	$1.08	$12,510,687	$1,623.89

(1)
Includes an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the shares to be offered by the selling stockholders.
(2)
The amount to be registered consists of (i) 7,117,559 shares of common stock, par value $0.0001 per share, issuable upon conversion of 9.0% Senior Convertible Promissory Notes currently held by the selling stockholders identified herein, (ii) 3,558,795 shares of common stock issuable upon exercise of certain common stock purchase warrants currently held by the selling stockholders identified herein, (iii) 444,104 shares of common stock issuable upon exercise of common stock purchase warrants held by the placement agent and its designees identified herein, and (iv) up to 463,511 shares of common stock issuable upon conversion of the accrued and unpaid interest assuming the 9.0% Senior Convertible Promissory Notes are held through the maturity date.
(3)
Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, calculated on the basis of the average of the high and low prices per share of the registrant’s common stock as reported by The Nasdaq Capital Market on February 4, 2020.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not resell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor is it a solicitation of offers to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 7, 2020

11,583,969 Shares of Common Stock

This prospectus relates to the offer and sale of up to 11,583,969 shares of our common stock, par value $0.0001 per share, by certain of our shareholders identified in this prospectus. The shares of common stock registered for resale pursuant to this prospectus include:

●
7,117,559 shares of common stock issuable upon conversion of 9.0% Senior Convertible Promissory Notes (the “Notes”) issued to the selling stockholders in an offering of Senior Convertible Promissory Notes which commenced on December 20, 2019 (the “Note Offering”);

●
3,558,795 shares of common stock issuable upon exercise of common stock purchase warrants issued to the selling stockholders in connection with the Note Offering (the “Investor Warrants”);

●
444,104 shares of common stock that may be issued upon exercise of common stock purchase warrants issued as compensation to Alexander Capital L.P., or its respective designees or assignees, as placement agent in connection with the Note Offering (the “Placement Agent Warrants”); and

●
463,511 shares of common stock that may be issued upon conversion of the accrued and unpaid interest on the Notes assuming the Notes are held by the selling stockholders through the maturity date.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. However, we may receive proceeds of up to approximately $3.8 million from the exercise of the Investor Warrants and Placement Agent Warrants by the selling stockholders, once the registration statement, of which this prospectus is a part, is declared effective.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See Plan of Distribution on page 11 of this prospectus for more information about how the selling stockholder may sell the shares of common stock being registered pursuant to this prospectus. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See Plan of Distribution on page 11 of this prospectus.

Our common stock is currently listed on The Nasdaq Capital Market under the symbol “AZRX”. On February 4, 2020, the last reported sale price of our common stock on The Nasdaq Capital Market was $1.06.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves risks. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2020.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus carefully, including the “Risk Factors” section in this prospectus and under similar captions in the documents incorporated by reference into this prospectus. In this prospectus, unless otherwise stated or the context otherwise requires, references to “AzurRx”, “Company”, “we”, “us”, “our” or similar references mean AzurRx BioPharma, Inc. and its subsidiaries on a consolidated basis. References to “AzurRx BioPharma” refer to AzurRx BioPharma, Inc. on an unconsolidated basis. References to “AzurRx SAS” refer to AzurRx SAS, AzurRx BioPharma’s wholly-owned subsidiary through which we conduct our European operations.

Overview

We are engaged in the research and development of non-systemic biologics for the treatment of patients with gastrointestinal disorders. Non-systemic biologics are non-absorbable drugs that act locally, i.e. the intestinal lumen, skin or mucosa, without reaching an individual’s systemic circulation.

Our current product pipeline consists of two therapeutic programs under development, each of which are described below.

MS1819

Our lead drug candidate, MS1819 is a yeast derived recombinant lipase for the treatment of exocrine pancreatic insufficiency (“EPI”) associated with cystic fibrosis (“CF”) and chronic pancreatitis (“CP”). A lipase is an enzyme that breaks up fat molecules. MS1819 is considered recombinant because it was created from new combinations of genetic material in a yeast called Yarrowia lipolytica. EPI is a condition characterized by the deficiency of exocrine pancreatic enzymes (mainly lipase), resulting in a patient’s inability to properly break down food and absorb nutrients.

                  MS1819 – Phase 2 Chronic Pancreatitis Study

In June 2018, the Company completed an open-label, dose escalation Phase 2a trial of MS1819 in France, Australia, and New Zealand to investigate both the safety of escalating doses of MS1819, and the efficacy of MS1819 through the analysis of each patient’s coefficient of fat absorption (“CFA”) and its change from baseline. A total of 11 CP patients with EPI were enrolled in the study and final data indicated a strong safety and efficacy profile. Although the study was not powered for efficacy, in a pre-planned analysis, the highest dose (2.2 grams per day) cohort of MS1819 showed statistically significant and clinically meaningful increases in CFA compared to baseline with a mean increase of 21.8% and a p-value of p=0.002 on a per protocol basis. Maximal absolute CFA response to treatment was up to 62%.

MS1819 – Phase 2 and Phase 2b Cystic Fibrosis Monotherapy Studies

In October 2018, the U.S. Food and Drug Administration (“FDA”) cleared the Company’s Investigational New Drug (“IND”) application for MS1819 in patients with EPI due to CF. In connection with the FDA’s clearance of the IND, the Company initiated a multi-center Phase 2 OPTION bridging dose safety study in the fourth quarter of 2018 in the United States and Europe (the “OPTION Cross-Over Study”). The Company targeted enrollment of 30 to 35 patients for the OPTION Cross-Over Study and dosed the first patients in February 2019. In June 2019, the Company reached its enrollment target for the study.

On September 25, 2019, the Company announced positive results from the OPTION Cross-Over Study. Results showed that there were no serious adverse safety events and that the primary efficacy endpoint of CFA was comparable to the CFA in a prior Phase 2 study in patients with CP, while using the same dosage of MS1819. The dosage used in the OPTION CF Study was 2.2 grams per day, which was determined in agreement with the FDA as a bridging dose from the highest safe dose used in the Phase 2 CP dose escalation study. Although the study was not powered for statistical significance, the data demonstrated meaningful efficacy results, with approximately 50% of the patients showing CFAs high enough to reach non-inferiority with standard porcine enzyme replacement therapy (“PERT”). Additionally, the coefficient of nitrogen absorption (“CNA”) was comparable between the MS1819 and PERT arms, 93% vs. 97%, respectively, in the Option Cross-Over Study. This important finding confirms that protease supplementation is not likely to be required with MS1819 treatment. A total of 32 patients, ages 18 or older, completed the OPTION Cross-Over Study.

   On October 17, 2019, the Company announced that the Cystic Fibrosis Foundation Data Safety Monitoring Board (the “CFF DSMB”) completed its review of the final results of the OPTION Cross-Over Study and had found no safety concerns for MS1819, and that the CFF DSMB supports the Company’s plan to proceed to a higher 4.4 gram dose of MS1819 with enteric capsules in its next planned multi-center dose escalation Phase 2 OPTION clinical trial (the “OPTION 2 Trial”). In December 2019, the Company submitted the clinical trial protocol to the existing IND at the FDA.

                 The OPTION 2 Phase 2b trial design will explore the use of 2.2 gram and 4.4 gram doses using enteric capsules to ensure higher levels of MS1819 release in the duodenum. The new protocol is currently under review by the FDA and a response is anticipated within the next 60 days. The Company expects to launch the OPTION 2 Trial in the second quarter of 2020, subject to regulatory approval, with completion anticipated by the end of 2020.

MS1819 – Phase 2 Combination Therapy Study

In addition to the OPTION Cross-Over Study, the Company launched a Phase 2 multi-center clinical trial (the “Combination Trial”) in Hungary to investigate MS1819 in combination with PERT, for CF patients who suffer from severe EPI, but continue to experience clinical symptoms of fat malabsorption despite taking the maximum daily dose of PERTs. The Combination Trial is designed to investigate the safety, tolerability and efficacy of escalating doses of MS1819, in conjunction with a stable dose of PERTs, in order to increase CFA and relieve abdominal symptoms in uncontrolled CF patients.

On October 15, 2019, the Company announced that it dosed the first patient in its Combination Trial. This study is designed to investigate the safety, tolerability and efficacy of escalating doses of MS1819 (700 mg, 1120 mg and 2240 mg per day, respectively), in conjunction with a stable dose of porcine PERTs, in order to increase the CFA and relieve abdominal symptoms. A combination therapy of PERT and MS1819 has the potential to: (i) correct macronutrient and micronutrient maldigestion; (ii) eliminate abdominal symptoms attributable to maldigestion; and (iii) sustain optimal nutritional status on a normal diet in CF patients with severe EPI. Planned enrollment is expected to include approximately 24 CF patients with severe EPI. Additional clinical trial sites will be added in Europe in Q2 2020, with study completion anticipated by the end of 2020.

b-Lactamase Program

 Our b-lactamase program focuses on products with an enzymatic combination of bacterial origin for the prevention of hospital-acquired infections and antibiotic-associated diarrhea (“AAD”) by resistant bacterial strains induced by parenteral administration of several antibiotic classes. Currently, we have two compounds in pre-clinical development in this program, AZX1101 and AZX1103. Both AZX1101 and AZX1103 are composed of several distinct enzymes that break up individual classes of antibiotic molecules. AZX1103 is a b-lactamase enzyme combination that has shown positive pre-clinical activity, with degradation of amoxicillin in the presence of clavulanic acid in the upper gastrointestinal tract in the Gottingen minipig model. Currently, we are focused on advancing pre-clinical development of AZX1103. We are also currently assessing our plans for the continuation of the development of AZX1101.

We do not expect to generate revenue from drug candidates that we develop until we obtain approval for one or more of such drug candidates and commercialize our product or enter into a collaborative agreement with a third party. We do not have any products approved for sale at the present and have never generated revenue from product sale.

Recent Developments

Asset Purchase Agreement with Mayoly

On March 27, 2019, the Company entered into an Asset Purchase Agreement with Mayoly (the “Mayoly APA”), pursuant to which the Company purchased all rights, title and interest in and to MS1819. Upon execution of the Mayoly APA, the Joint Development and License Agreement (the “JDLA”) previously executed by AzurRx SAS and Mayoly was terminated. In addition, the Company granted to Mayoly an exclusive, royalty-bearing right to revenue received from commercialization of MS1819 within France and Russia. The Company has exclusive rights to MS1819 in all other global territories.

 In accordance with the Mayoly APA, the Company provided to Mayoly the following consideration for the purchase of MS1819:

(i)
the Company assumed certain of Mayoly’s liabilities with respect to MS1819;

(ii)
the Company forgave all amounts currently owed to AzurRx SAS by Mayoly under the JDLA;

(iii)
the Company agreed to pay, within 30 days after the execution of the Mayoly APA, all amounts incurred by Mayoly for the maintenance of patents related to MS1819 from January 1, 2019 through the date of the Mayoly APA;

(iv)
the Company made an initial payment to Mayoly of €800,000, which amount was paid by the issuance of 400,481 shares of the Company’s common stock at a price of $2.29 per share (the “Closing Payment Shares”) and the Company recognized $917,101 as part of stockholders’ equity; and

(v)
the Company agreed to pay to Mayoly an additional €1,500,000, payable in a mix of cash and shares of the Company’s common stock as follows (the “Milestone Payments”): (y) on December 31, 2019, a cash payment of €400,000 and 200,240 shares of common stock (the “2019 Escrow Shares”) and (z) on December 31, 2020, a cash payment of €350,000 and 175,210 shares of common stock (the “2020 Escrow Shares” and, together with the 2019 Escrow Shares, the “Escrow Shares”) and the Company recognized $823,858 as part of stockholders’ equity. The Company paid €400,000 to Mayoly on December 26, 2019, as required by the Mayoly APA.

The Closing Payment Shares and the Escrow Shares were all issued upon execution of the Mayoly APA; provided, however, per the terms of the Mayoly APA, the Escrow Shares will be held in escrow until the applicable Milestone Payment date, at which time the respective Escrow Shares will be released to Mayoly.

April 2019 Registered Direct Public Offering

In April 2019, the Company completed a public offering of 1,294,930 shares of its common stock at a public offering price of $2.13 per share, resulting in net proceeds of approximately $2,500,000, after deducting the selling agent fee paid to Alexander Capital, L.P. and other offering expenses payable by the Company (the “April 2019 Public Offering”). The April 2019 Public Offering was completed pursuant to the Company’s effective shelf registration statement on Form S-3 (File No. 333-226065) and the prospectus supplement filed on April 2, 2019.

In connection with the April 2019 Public Offering, the Company entered into a Selling Agent Agreement with Alexander Capital, L.P., pursuant to which we paid to Alexander Capital, L.P. (i) a cash fee equal to 7% of the aggregate gross proceeds of the April 2019 Public Offering, and (ii) issued to Alexander Capital, L.P. warrants to purchase 38,848 shares of the Company’s common stock (the “April 2019 Selling Agent Warrants”), an amount equal to 3% of the aggregate number of shares of common stock sold in the April 2019 Public Offering. The April 2019 Selling Agent Warrants will become exercisable one year from the date of issuance, expire on April 2, 2024 and have an exercise price of $2.55 per share. Also see Note 12. The Company also reimbursed Alexander Capital, L.P. for its expenses on a non-accountable basis in an amount equal to 1% of the gross proceeds of the April 2019 Public Offering and $50,000 for other accountable expenses.

May 2019 Registered Direct Public Offering

On May 9, 2019, the Company completed a second public offering with Alexander Capital of 1,227,167 shares of the Company’s common stock at a public offering price of $2.35 per share, resulting in net proceeds of approximately $2,550,000, after deducting the selling agent fee paid to Alexander Capital and other offering expenses payable by the Company (the “May 2019 Public Offering”). The May 2019 Public Offering was completed pursuant to the Company’s effective shelf registration statement on Form S-3 (File No. 333-226065) and the prospectus supplement filed on May 9, 2019.

In connection with the May 2019 Public Offering, the Company entered into a Selling Agent Agreement with Alexander Capital, pursuant to which the Company (i) paid Alexander Capital a cash fee equal to 7.0% of the aggregate gross proceeds of the May 2019 Public Offering, and (ii) issued Alexander Capital warrants to purchase up to 36,815 shares of common stock, an amount equal to 3.0% of the aggregate number of shares of common stock sold in the Offering. The May 2019 Selling Agent Warrants will become exercisable one year from the date of issuance, expire on May 9, 2024 and have an exercise price of $2.82 per share. Also see Note 12. The Company also agreed to reimburse Alexander Capital for its expenses in connection with the Offering on a non-accountable basis in an amount equal to 1.0% of the gross proceeds of the Offering and up to $50,000 for other accountable expenses.

July 2019 Underwritten Public Offering

On July 17, 2019, we entered into an underwriting agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC. (“Wainwright”) as representatives of the several underwriters named therein (the “Underwriters”), relating to the issuance and sale of 5 million shares of our common stock. Each share of common stock was sold at a public offering price of $1.00 per share, resulting in gross proceeds to us of $5,000,000, or net proceeds of approximately $4,500,000, after deducting the underwriting discount, estimated legal fees and other offering expenses payable by the Company (the “July 2019 Public Offering”). In addition, pursuant to the terms of the Underwriting Agreement, the Company granted to the Underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock at the same public offering price per share.

The July 2019 Public Offering was conducted pursuant to our effective shelf registration statement on Form S-3 (File No. 333-231954), filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2019, and declared effective on June 25, 2019, including the base prospectus dated June 4, 2019 included therein and the related prospectus supplement filed on July 19, 2019.

In addition to the underwriting discount received by the Underwriters, we also issued unregistered common stock purchase warrants to Wainwright to purchase up to 200,000 shares of common stock (the “Wainwright Warrants”). The Wainwright Warrants are exercisable immediately upon issuance, expire on July 17, 2024 and have an exercise price of $1.25 per share.

Cyber-Related Fraud

On August 8, 2019, management was advised that it was a victim of a cyber-related fraud whereby a hacker impersonated one of the Company’s key vendors to redirect payments, totaling $418,765. The Company, including the Audit Committee, completed its investigation and is reviewing all available avenues of recovery, including from the Company’s financial institution to recover the payments. As of September 30, 2019, the Company had recovered $50,858 from its financial institution but management is unable to determine the probability of recovering anything further from the cyber-related fraud. Therefore, as of September 30, 2019, the Company recorded a loss of $367,908 which is included in General and Administrative (“G&A”) expenses. As a result of the cyber-related fraud, the Company has instituted additional controls and procedures and all employees have now undergone cybersecurity training.

Amendment to Charter and Approved Reverse Stock Split

On December 19, 2019, at the Company’s Annual Meeting of Stockholders (“Annual Meeting”), the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) to increase the number of authorized shares of common stock by 50,000,000 shares to 150,000,000 shares, and to authorize the Company’s Board of Directors to effect a reverse stock split of both the issued and outstanding and authorized shares of common stock of the Company, at a specific ratio, ranging from one-for-two (1:2) to one-for-five (1:5), any time prior to the one-year anniversary date of the Annual Meeting, with the exact ratio to be determined by the Board of Directors.

The Company filed a Certificate of Amendment to its Charter with the Secretary of State of the State of Delaware on December 20, 2019, to increase the number of authorized shares of common stock to 150,000,000 shares.

November 2019 Equity Offering

On November 13, 2019 (the “Execution Date”), we entered into a purchase agreement, dated as of the Execution Date (the “LPC Purchase Agreement”), and a registration rights agreement, dated as of the Execution Date (the “LPC Registration Rights Agreement”), with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park has committed to purchase up to $15,000,000 of the Company’s common stock. Pursuant to the LPC Registration Rights Agreement, the Company is required to register the maximum number of shares of common stock that have been or may be issued to Lincoln Park under the LPC Purchase Agreement and as shall be permitted to be registered in accordance with applicable rules, regulations and interpretations of the SEC. We filed a registration statement with the SEC to register for resale under the Securities Act of 1933, as amended, (the “Securities Act”), up to 8,880,760 shares of common stock, representing 33.33% of the issued and outstanding shares of common stock on November 13, 2019, which registration statement was declared effective on January 14, 2020.

December 2019 Convertible Note Offering

On December 20, 2019, the Company began an offering of (i) Senior Convertible Promissory Notes in the principal amount of up to $8.0 million to certain accredited investors (the “Investors”), and (ii) warrants to purchase shares of the Company’s common stock, each pursuant to Note Purchase Agreements entered into by and between the Company and each of the Investors (the “NPAs”).

Between December 20, 2019 and January 9, 2020, the Company issued Notes to the Investors in the aggregate principal amount of $6,904,000. Each Note matures on September 20, 2020, accrues interest at a rate of 9% per annum, and is convertible, at the option of the holder, into shares of the Company’s common stock at a price of $0.97 per share (the “Conversion Shares”). As additional consideration for the execution of the NPA, each Investor also received warrants to purchase that number of shares of the Company’s common stock equal to one-half of the Conversion Shares issuable upon conversion of the Notes (the “Warrant Shares”). The Warrants have an exercise price of $1.07 per share and expire five (5) years from the date of issuance.

Pursuant to a Registration Rights Agreement (the “RRA”), executed by the Company and each Investor, the Company is required to register the Conversion Shares and Warrant Shares. We have filed this registration statement with the SEC that includes this prospectus to register for resale under the Securities Act of 1933, as amended, (the “Securities Act”), up to 11,583,969 shares of common stock, the Conversion Shares, the Warrant Shares and shares of Common Stock issuable upon conversion of the Placement Agent Warrants, as defined below.

Placement agent fees of $553,860 were paid to Alexander Capital L.P. (the “Placement Agent”), who acted as the exclusive placement agent for the Note Offering, which cash fees were based on 9% of the aggregate principal amount of the Notes issued to the Investors introduced by the Placement Agent. In addition, the Placement Agent (i) was issued warrants, containing substantially the same terms and conditions as the Investor Warrants, to purchase an aggregate of 444,104 shares of common stock, representing 7% of the Conversion Shares issuable upon conversion of the Notes issued to the Investors introduced by the Placement Agent, and (ii) was paid a non-accountable expense allowance of 1% of the gross proceeds from the Notes Offering introduced by the Placement Agent, or $61,540. The Placement Agent Warrants have an exercise price of $1.21 per share and expire five (5) years from the date of issuance.

In connection with the Note Offering, ADEC Private Equity Investments, LLC (“ADEC”), the holder of certain Senior Convertible Notes issued under that certain Note Purchase Agreement, dated as of February 14, 2019, in the aggregate original principal amount of $2.0 million, consented to the issuance of the Notes in the Note Offering in consideration for the repayment, in full, of $554,153 remaining due under the terms of the Senior Convertible Notes on or before January 2, 2020, net of the payment to ADEC of $550,000 made by the Company on December 23, 2019 and $1.0 million on December 31, 2019 from proceeds from the issuance of the Notes.

Issuances of our common stock to the selling stockholders will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the selling stockholders identified herein.

See section captioned “Description of Convertible Note Offering” below.

The Offering

Shares of common stock offered by the selling stockholders
11,583,969 shares consisting of:

●
7,117,559 shares of common stock, par value $0.0001 per share, issuable upon conversion of 9.0% Senior Convertible Promissory Notes held by the selling stockholders.

●
3,558,795 shares of common stock issuable upon exercise of Investor Warrants held by the selling stockholders.

●
444,104 shares of common stock issuable upon exercise of the Placement Agent Warrants.

●
463,511 shares of common stock that may be issued upon conversion of the accrued and unpaid interest on the Notes assuming the Notes are held by the selling stockholders through the maturity date.

Shares of common stock outstanding before this offering	26,800,519 shares of common stock

Shares of common stock to be outstanding after giving effect to the issuance of 11,583,969 shares registered hereunder	38,384,488 shares of common stock

Use of proceeds
The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered for sale under this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. However, we may receive approximately $4.35 million in proceeds from the exercise of the Investor Warrants sold in the Note Offering and Placement Agent Warrants.

We anticipate that proceeds that we receive from the exercise of such warrants, if any, will be used for working capital and general corporate purposes, including, without limitation, development of our product candidates, and general and administrative expenses. See “Use of Proceeds” on page 11 of this prospectus.

Terms of this offering
The selling stockholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Nasdaq symbol	Our common stock is listed on The Nasdaq Capital Market under the symbol “AZRX”.

Risk Factors
Investing in our securities involves significant risks. Before making a decision whether to invest in our securities, please read the information contained in or incorporated by reference under the heading “Risk Factors” in this prospectus, the documents we have incorporated by reference herein, and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information”.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to purchase our securities, including the shares of common stock and warrants offered by this prospectus, you should carefully consider the risks and uncertainties described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, any subsequent Quarterly Report on Form 10-Q and our other filings with the SEC, all of which are incorporated by reference herein. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals, the value of our securities could decline and you could lose some or all of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. If any of these risks occur, our business, results of operations or financial condition and prospects could be harmed. In that event, the market price of our common stock and the value of the warrants could decline, and you could lose all or part of your investment.

Risks Related to this Offering

A default in the Company’s ability to repay the Notes when due and payable on September 20, 2020 in the principal amount of approximately $6.9 million would have a material adverse effect on our financial condition and therefore our ability to continue as a going concern.

The Notes issued by the Company in connection with the Notes Financing in the aggregate principal amount of approximately $6.9 million in December 2019 and January 2020, become due and payable September 20, 2020.  The Notes are convertible into shares of our common stock at $0.97 per share.  In the event all or a portion of the holders of such Notes fail to convert such Notes into common stock of the Company prior to the maturity date, and the Company is unable to refinance or otherwise pay such Notes in full at maturity, such failure would result in a default under the terms of the Notes.  Such default would have a material adverse effect on our financial condition and therefore our ability to continue as a going concern.

The sale or issuance of our common stock to Lincoln Park Capital Fund, LLC may cause dilution and the sale of the shares of common stock acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of our common stock to fall.

On November 13, 2019, we entered into the LPC Purchase Agreement with Lincoln Park, pursuant to which Lincoln Park has committed to purchase up to $15,000,000 of our common stock. Upon the execution of the LPC Purchase Agreement, we issued 487,168 Commitment Shares to Lincoln Park as a fee for its commitment to purchase shares of our common stock under the LPC Purchase Agreement. The remaining shares of our common stock that may be issued under the LPC Purchase Agreement may be sold by us to Lincoln Park at our discretion from time to time over a 30-month period commencing after the satisfaction of certain conditions set forth in the LPC Purchase Agreement. The purchase price for the shares that we may sell to Lincoln Park under the LPC Purchase Agreement will fluctuate based on the price of our common stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our common stock to fall.

We generally have the right to control the timing and amount of any future sales of our shares to Lincoln Park. Additional sales of our common stock, if any, to Lincoln Park will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the additional shares of our common stock that may be available for us to sell pursuant to the LPC Purchase Agreement. If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us could result in substantial dilution to the interests of other holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock to Lincoln Park, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

The number of shares that may be issued to Lincoln Park under the terms of the LPC Purchase Agreement may be limited due to the requirements of the Nasdaq Capital Market.

As a result of the Notes Financing resulting in the issuance of Notes in December 2019 and January 2020 in the aggregate principal amount of approximately $6.9 million, which Notes are convertible into approximately 7.1 million shares of our common stock, the number of shares of common stock that we can issue to Lincoln Park under the rules of the Nasdaq Capital Market on or before July 2020 may be limited in the event the price of our common stock declines below $0.70 per share unless we obtain stockholder approval of such issuances. In the event we do not obtain stockholder approval, and the price of our common stock declines below $0.70 per share, the Company may be unable to issue shares of common stock to Lincoln Park under the LPC Purchase Agreement prior to July 2020.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any documents we incorporate by reference, contain certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus and any documents we incorporate by reference, other than statements of historical facts, are forward-looking statements including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “target”, “potential”, “will”, “would”, “could”, “should”, “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

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the availability of capital to satisfy our working capital requirements;

●
the accuracy of our estimates regarding financial data as of September 30, 2019, as well as other estimates regarding expenses, future revenues and capital requirements;

●
our ability to continue operating as a going concern;

●
our plans to develop and commercialize our principal product candidates, consisting of MS1819 and AZX1103;

●
our ability to initiate and complete our clinical trials and to advance our principal product candidate into additional clinical trials, including pivotal clinical trials, and successfully complete such clinical trials;

●
regulatory developments in the U.S. and foreign countries;

●
the performance of our third-party contract manufacturer(s), contract research organization(s) and other third-party non-clinical and clinical development collaborators and regulatory service providers;

●
our ability to obtain and maintain intellectual property protection for our core assets;

●
the size of the potential markets for our product candidates and our ability to serve those markets;

●
the rate and degree of market acceptance of our product candidates for any indication once approved;

●
the success of competing products and product candidates in development by others that are or become available for the indications that we are pursuing;

●
the loss of key scientific, clinical and nonclinical development, and/or management personnel, internally or from one of our third-party collaborators; and

●
other risks and uncertainties, including those listed in the “Risk Factors ” section of this prospectus and the documents incorporated by reference herein.

These forward-looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus supplement, as well as certain information incorporated by reference into this prospectus supplement and the accompanying prospectus, that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus supplement and the accompanying prospectus with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

DESCRIPTION OF CONVERTIBLE NOTE OFFERING

On December 20, 2019, the Company began an offering of (i) Senior Convertible Promissory Notes in the principal amount of up to $8.0 million to certain accredited investors (the “Investors”), and (ii) warrants to purchase shares of the Company’s common stock, each pursuant to Note Purchase Agreements entered into by and between the Company and each of the Investors (the “NPAs”).

Between December 20, 2019 and January 9, 2020, the Company issued Notes to the Investors in the aggregate principal amount of $6,904,000. Each Note has a maturity date that is nine months from the date of issuance, accrues interest at a rate of 9% per annum, and is convertible, at the option of the holder, into shares of the Company’s common stock at a price of $0.97 per share (the “Conversion Shares”). As additional consideration for the execution of the NPA, each Investor also received warrants to purchase that number of shares of the Company’s common stock equal to one-half of the Conversion Shares issuable upon conversion of the Notes (the “Warrant Shares”). The Warrants have an exercise price of $1.07 per share and expire five years from the date of.

Pursuant to a Registration Rights Agreement (the “RRA”), executed by the Company and each Investor, the Company is required to register the Conversion Shares and Warrant Shares. We have filed this registration statement with the SEC that includes this prospectus to register for resale under the Securities Act of 1933, as amended, (the “Securities Act”), up to 11,583,969 shares of common stock, the Conversion Shares, the Warrant Shares and shares of Common Stock issuable upon conversion of the Placement Agent Warrants, as defined below.

Placement agent fees of $553,860 were paid to Alexander Capital L.P., who acted as placement agent for the Note Offering, which fees were based on 9% of the aggregate principal amount of the Notes issued to the Investors. In addition, Alexander Capital L.P. (i) was issued warrants, containing substantially the same terms and conditions as the Investor Warrants, to purchase an aggregate of 444,104 shares of common stock, representing 7% of the Conversion Shares issuable upon conversion of the Notes issued to the Investors, and (ii) was paid a non-accountable expense allowance of 1% of the gross proceeds from the Notes Offering, or $61,540. The Placement Agent Warrants have an exercise price of $1.21 per share and expire five years from the date of issuance.

In connection with the Note Offering, ADEC Private Equity Investments, LLC (“ADEC”), the holder of certain Senior Convertible Notes issued under that certain Note Purchase Agreement, dated as of February 14, 2019, in the aggregate original principal amount of $2.0 million, consented to the issuance of the Notes in the Note Offering in consideration for the repayment, in full, of $554,153.42 remaining due under the terms of the Senior Convertible Notes on or before January 2, 2020, net of the payment to ADEC of $550,000 made by the Company on December 23, 2019 and $1.0 million on December 31, 2019 from proceeds from the issuance of the Notes.

Issuances of our common stock to the selling stockholders will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the selling stockholders identified herein.

SELLING STOCKHOLDERS

This prospectus relates to the sale from time to time by the selling stockholders of up to 11,583,969 shares of our common stock, which consists of up to (i) 7,117,559 shares of common stock, par value $0.0001 per share, issuable upon conversion of 9.0% Senior Convertible Promissory Notes issued in the Note Offering, (ii) 3,558,795 shares of common stock issuable upon exercise of the Investor Warrants issued in connection with the Note Offering, and (iii) 444,104 shares of common stock issuable upon exercise of the Placement Agent Warrants issued to the Placement Agent and its designees as compensation in connection with the Private Placement. When we refer to the “selling stockholders” in this prospectus, we mean the persons and entities listed in the table below, and their respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The following table presents information regarding the selling stockholder and the shares that it may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholder, and reflects its holdings as of February 4, 2020. The number of shares common stock beneficially owned by the selling stockholders is determined under rules promulgated by the SEC. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the securities covered by this prospectus.

	Shares	Maximum Number of Shares Being Offered Pursuant to this Prospectus		Shares Beneficially Owned After Offering
Name of Selling Stockholder	Beneficially Owned Prior to Offering(1)(2)	Senior Convertible Promissory Notes	Warrants	Number(3)	Percent*

Alexander D. Walsh	92,784	61,856	30,928	-	*
Amory Ross	268,944	87,629	43,815	137,500	*
Andrew Sanford	44,196	15,464	7,732	21,000	*
Archero 2020	38,661	25,774	12,887	-	*
Boulderwood LLC	154,640	103,093	51,547	-	*
Brenda B. Oakes	30,929	20,619	10,310	-	*
Brett Webbe	61,857	41,238	20,619	-	*
BTR Partners, LP	231,960	154,640	77,320	-	*
C. Finnegan Faldi	48,661	25,774	12,887	10,000	*
Charles C. Krafczek	90,000	60,000	30,000	-	*
Chris Barcless	32,475	21,650	10,825	-	*
Christopher Lemp	38,661	25,774	12,887	-	*
Christopher Karl Mellon	154,640	103,093	51,547	-	*
Curtis G. Viebranz	154,640	103,093	51,547	-	*
Dan Verbic	77,321	51,547	25,774	-	*
Davina Lockhart	454,640	103,093	51,547	300,000	1.1%
Delta Services of North Branch Capital LP	193,299	128,866	64,433	-	*
Douglas Jensen	61,857	41,238	20,619	-	*
EBR Ventures, LLC	1,879,339	773,196	386,598	719,545	2.6%
Edward Borkowski	628,420	103,093	51,547	473,780	1.8%
Frank W. Hamilton, III	773,196	515,464	257,732	-	*
Harbor Watch Partners LP	317,140	103,093	51,547	162,500	*
Harry A. Miller IV	154,640	103,093	51,547	-	*
Harvard Home Mortgage, Inc.	154,640	103,093	51,547	-	*
Howard Fuhrman SEP IRA	394,279	206,186	103,093	85,000	*
JABCO	154,640	103,093	51,547	-	*
JAC Family, LLC	77,321	51,547	25,774	-	*
James Morizio	118,621	51,547	25,774	41,300	*
James Bellis	39,661	25,774	12,887	1,000	*
James M. Walton, Jr.	92,784	61,856	30,928	-	*
Jameson Stull	77,321	51,547	25,774	-	*
John B. deGrandpre, Jr.	38,661	25,774	12,887	-	*
Joseph Von Meister	38,661	25,774	12,887	-	*
Joseph & Molly Walton Tenants in the Entireties	92,784	61,856	30,928	-	*
Karolee Herner	15,465	10,310	5,155	-	*
Karolee Brown	30,929	20,619	10,310	-	*
Kathryn Parsons Revocable Trust	154,640	103,093	51,547	-	*
Lawrence F. & Donna B. Michelson	77,321	51,547	25,774	-	*
Lincoln Park Capital Fund, LLC	1,337,685	567,011	283,506	487,168	1.8%
Mark Swaim	306,057	72,165	36,083	197,809	*
Mark Gaynor	38,661	25,774	12,887	-	*
Matthew Balk	347,940	231,960	115,980	-	*
Neil M. Metzheiser	231,960	154,640	77,320	-	*
Nicholas Walsh	111,507	55,671	27,836	28,000	*
Nishan Vaitanian	46,392	30,928	15,464	-	*
Noel Rubin	75,156	50,104	25,052	-	*
Paul Lemp	38,661	25,774	12,887	-	*
Peter Herner	77,321	51,547	25,774	-	*
Philip A. Sigel Sunset Cove Irrevocable Trust	463,919	309,279	154,640	-	*
Philip W. Smith III	77,321	51,547	25,774	-	*
PRK Partners LP	329,640	103,093	51,547	175,000	*
Rachel Walton	92,784	61,856	30,928	-	*
Ray & Catherine Marzulli	75,000	50,000	25,000	-	*
Richard Melnick	717,437	412,372	206,186	98,879	*
Robert Holmes	154,640	103,093	51,547	-	*
Roger Kriete	77,321	51,547	25,774	-	*
RPLLC	75,311	50,207	25,104	-	*
RRNR Investments LLC	154,640	103,093	51,547	-	*
S. Clarke Moody	115,980	77,320	38,660	-	*
Sean Flanagan	15,465	10,310	5,155	-	*
Stacy L. Giunta Revocable Trust	77,321	51,547	25,774	-	*
Stealth Capital Investment Corp.	773,196	515,464	257,732	-	*
Todd Bates	15,465	10,310	5,155	-	*
William E. Webbe IV	38,661	25,774	12,887	-	*
William E. Webbe V	77,321	51,547	25,774	-	*
William H. Combs	15,465	10,310	5,155	-	*
William J. Pyznar	115,980	77,320	38,660	-	*

*	Beneficial ownership assumes the exercise of any Warrants and conversion of any Notes held by the selling stockholder.
**	Less than 1%.
(1)	Includes shares owned prior to the Note Offering, which shares are not being offered pursuant to this prospectus.
(2)	Includes shares of common stock issuable upon conversion of the Notes and shares of common stock issuable upon exercise of the warrants issued in connection with the Note Offering.
(3)	Based on 26,800,519 outstanding shares of our common stock as of February 4, 2020.

USE OF PROCEEDS

The common stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. Accordingly, we will not receive any proceeds from any sale of shares of our common stock in this offering. A portion of the shares covered by this prospectus may be issued upon exercise of the Investor Warrants and Placement Agent Warrants. Upon any exercise of Investor Warrants or Placement Agent Warrants, the selling stockholders will pay us the applicable exercise price, and we currently anticipate that any such proceeds would be used primarily for working capital and general corporate purposes. We will pay all of the fees and expenses incurred by us in connection with this registration. We will not be responsible for fees and expenses incurred by the selling stockholders or any underwriting discounts or agent’s commissions.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and any contractual restrictions.

PLAN OF DISTRIBUTION

 Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby from time to time directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be affected in one or more of the following methods:

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ordinary brokers’ transactions;

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transactions involving cross or block trades;

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through brokers, dealers, or underwriters who may act solely as agents;

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“at the market” into an existing market for the common stock;

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in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●
in privately negotiated transactions; or

●
any combination of the foregoing.

The selling stockholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute their shares of common stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act, or any other rule of similar effect (assuming that the shares were at no time held by any affiliate of ours, and all warrants are exercised by “cashless exercise” as provided in each of the warrants) or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act, or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Our common stock is quoted on The Nasdaq Capital Market under the symbol “AZRX”.

DESCRIPTION OF CAPITAL STOCK

The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on April 1, 2019, which is incorporated by reference herein.

General

Our certificate of incorporation, as amended and restated on December 20, 2019 (our “Charter”) authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

This section describes the general terms of our common stock that we may offer from time to time. For more detailed information, a holder of our common stock should refer to our Charter and our amended and restated Bylaws. A copy of our Charter is filed with the SEC as an exhibit to our Current Report on Form 8-K filed on December 30, 2019, and a copy of our amended and restated Bylaws is filed with the SEC as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2018, each of which is incorporated by reference into the registration statement of which this prospectus forms a part.

As of February 4, 2020 there were 26,800,519 shares of our common stock issued and outstanding, which were held by approximately 96 stockholders of record, 762,667 shares of restricted stock units and restricted stock subject to vesting and issuance, approximately 7,391,277 shares of common stock subject to outstanding warrants, 2,012,506 shares of common stock subject to outstanding stock options and 7,117,559 issuable upon conversion of outstanding Senior Convertible Notes. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our Charter and Bylaws do not provide for cumulative voting rights.

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “AZRX”.

Transfer Agent

The transfer agent and registrar for our common stock is Colonial Stock Transfer, 66 Exchange Place, 1st Floor, Salt Lake City, Utah 84111, Tel: (801) 355-5740.

Anti-Takeover Effects of Certain Provisions of Delaware Law and of the Company’s Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our Charter and Bylaws discussed below may have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt. These provisions are expected to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. We believe that the benefits of increasing our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law.

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

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at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●
the owner of 15% or more of the outstanding voting stock of the corporation;

●
an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

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the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our Charter and Bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Charter and Bylaws.

Provisions of our Charter and Bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

DIRECTOR COMPENSATION

The following section sets forth certain information regarding the nominees for election as directors of the Company. There are no family relationships between any of the directors and the Company’s Named Executive Officers.

Director Nominee, Title	Age
Edward J. Borkowski – Chair and Independent Director	60
Charles J. Casamento – Independent Director	74
Alastair Riddell, MSc.,MDChB.,DSc. – Independent Director	70
Vern L. Schramm, Ph.D. – Independent Director	77
James Sapirstein – President, Chief Executive Officer and Non-Independent Director	58
Johan M. (Thijs) Spoor – Non-Independent Director	47

Edward J. Borkowski was appointed to the Board in May 2015, and currently serves as its Chair. Mr. Borkowski is a healthcare executive who has served as Executive Vice President of MiMedx Group, Inc. (NASDAQ: MDGX) until November 2019, but continues to serve as a consultant for MiMedx Group, Inc. through March 2020. Mr. Borkowski also served as a director for Co-Diagnostics, Inc. (NASDAQ: CODX) from May 2017 to June 2019, as the Chief Financial Officer of Aceto Corporation (NASDAQ: ACET) from February 2018 to April 2018, and has held several executive positions with for Concordia International, an international specialty pharmaceutical company, between May 2015 to February 2018. Mr. Borkowski has also served as Chief Financial Officer of Amerigen Pharmaceuticals, a generic pharmaceutical company with a focus on oral, controlled release products and as the Chief Financial Officer and Executive Vice President of Mylan N.V. In addition, Mr. Borkowski previously held the position of Chief Financial Officer with Convatec, a global medical device company focused on wound care and ostomy, and Carefusion, a global medical device company for which he helped lead its spin-out from Cardinal Health into an independent public company. Mr. Borkowski has also served in senior financial positions at Pharmacia and American Home Products (Wyeth). He started his career with Arthur Andersen & Co. after receiving his MBA in accounting from Rutgers University subsequent to having earned his degree in Economics and Political Science from Allegheny College. Mr. Borkowski is currently a Trustee and a member of the Executive Committee of Allegheny College.

Mr. Borkowski’s extensive healthcare and financial expertise, together with his public company experience provides the Board and management with valuable insight in the growth of the Company’s business plan.

Charles J. Casamento was appointed to the Board in March 2017. Since 2007, Mr. Casamento has been executive director and principal of The Sage Group, a health care advisory group. Prior to that, Mr. Casamento was president and Chief Executive Officer of Osteologix, a startup company which he oversaw going public, from October 2004 until April 2007. Mr. Casamento was the founder of Questcor Pharmaceuticals where he was President, Chief Executive Officer and Chair from 1999 through 2004. During his time at Questcor, the company acquired Acthar, a product with sales that would eventually exceed $1.0 billion. Mr. Casamento also served as President, Chief Executive Officer and Chair of RiboGene Inc. until 1999 when RiboGene was merged another company to form Questcor. He was also the Co-Founder, President and Chief Executive Officer of Indevus (formerly Interneuron Pharmaceuticals) and has held senior management positions at Genzyme Corporation, where he was Senior Vice President, American Hospital Supply, where he was Vice President of Business Development for the Critical Care division, Johnson & Johnson, Hoffmann-LaRoche and Sandoz. He currently serves on the Boards of Directors of Relmada Therapeutics (OTCQB: RLMD) and Eton Pharmaceuticals, and was previously a Director and Vice Chair of the Catholic Medical Missions Board, a large not for profit international organization. Mr. Casamento holds a bachelor's degree in Pharmacy from Fordham University and an MBA from Iona College.

Mr. Casamento’s expertise and knowledge of the financial community combined with his experience in the healthcare sector makes him a valued member of the Board

Dr. Alastair Riddell was appointed to the Board in September 2015. Since June 2016, Dr. Riddell has served as Chair of Nemesis Biosciences Ltd and Chair of Feedback plc (LON: FDBK). He has also served as Chair of the South West Academic Health Science network in the UK since January 2016. Since his appointment in December 2015, Dr. Riddell he has served as Non-Executive Director of Cristal Therapeutics in The Netherlands. From September 2012 to February 2016, he served as Chair of Definigen Ltd., and from November 2013 to September 2015 as Chair of Silence Therapeutics Ltd., and from October 2009 to November 2012 as Chair of Procure Therapeutics.  Between 2007 to 2009, Dr. Riddell served as the Chief Executive Officer of Stem Cell Sciences plc. and between 2005 to 2007, served at Paradigm Therapeutics Ltd. as the Chief Executive Officer. Between 1998 to 2005, Dr. Riddell also served as the Chief Executive Officer of Pharmagene plc. Dr. Riddell began his career as a doctor in general practice in a variety of hospital specialties and holds both a Bachelor of Science and a Bachelor of Medical Sciences degrees. He was recently awarded a Doctorate of Science, Honoris Causa by Aston University.

Dr. Riddell’s medical background coupled with his expertise in the life sciences industry, directing all phases of clinical trials, before moving to sales, marketing and general management, makes him a well-qualified member of the Board.

Dr. Vern L. Schramm was appointed to the Board in October 2017. Dr. Schramm has served as Professor of the Albert Einstein College of Medicine since 1987 and Chair of the Department of Biochemistry from 1987 to 2015, and was awarded the Ruth Merns Endowed Chair in Biochemistry. His fields of interest include enzymatic transition state analysis, transition state inhibitor design, biological targets for inhibitor design, and mechanisms of N-ribosyltransferases. Dr. Schramm was elected to the National Academy of Sciences in 2007, and served as the Associate Editor for the Journal of the American Chemical Society between 2003 to 2012. A frequent lecturer and presenter in topics related to chemical biology, Dr. Schramm has been a consultant and advisor to Pico Pharmaceuticals, Metabolon Inc., Sirtris Pharmaceuticals, and BioCryst Pharmaceuticals. Dr. Schramm obtained his BS in Bacteriology with an emphasis in chemistry from South Dakota State College and holds a Master’s Degree in Nutrition with an emphasis in biochemistry from Harvard University, a Ph.D. in Mechanism of Enzyme Action from the Australian National University and completed his postdoctoral training at NASA Ames Research Center, Biological Sciences, with an NSF-NRC fellowship.

Dr. Schramm’s substantial experience in biochemistry and expertise in the chemistry related to non-systemic biologics makes him a respected member of the Board and an asset to the Company specifically in the development of its product candidates.

James Sapirstein was appointed to the Board on October 8, 2019 and as the Company’s President and Chief Executive Officer effective that same day. Prior to joining the Company, Mr. Sapirstein served as Chief Executive Officer and as a director of ContraVir Pharmaceuticals, Inc. (now known as Hepion Pharmaceuticals, Inc.) from March 2014 to October 2018. Previously, Mr. Sapirstein was the Chief Executive Officer of Alliqua Therapeutics from October 2012 to February 2014. He founded and served as Chief Executive Officer of Tobira Therapeutics from October 2006 to April 2011 and served as Executive Vice President, Metabolic and Endocrinology for Serono Laboratories from June 2002 to May 2005. Mr. Sapirstein’s earlier career included a number of senior level positions in the area of marketing and commercialization, including as Global Marketing Lead for Viread (tenofovir) while at Gilead Sciences and as Director of International Marketing of the Infectious Disease Division at Bristol Myers Squibb. Mr. Sapirstein is currently the Chair Emeritus of BioNJ, the New Jersey affiliate of the Biotechnology Innovation Organization, and also serves on the Emerging Companies and Health Section Boards of the Biotechnology Innovation Organization. Mr. Sapirstein received his bachelor’s degree in pharmacy from Rutgers University and holds an MBA degree in management from Fairleigh Dickinson University.

Mr. Sapirstein’s nearly 36 years of pharmaceutical industry experience which spans areas such as drug development and commercialization, including participation in 23 product launches, six of which were global launches led by him makes him a valuable asset to the Board and in his oversight and execution of the Company’s business plan.

Johan M. (Thijs) Spoor was appointed to the Board on May 14, 2014. He served as the Company's Chief Executive Officer since January 2016 and President since April 2015 until his resignation as President and Chief Executive Officer effective October 8, 2019. Mr Spoor continues to serve as a director on the Company’s Board. From September 2010 until December 2015, he was the Chief Executive Officer of FluoroPharma Medical, Inc. (OTCQB: FPMI), during which time he also served as Chair of the Board from June 2012 to December 2015. From December 2008 to February 2010, Mr. Spoor worked at Oliver Wyman as a consultant to pharmaceutical and medical device companies. Prior to that, Mr. Spoor was an equity research analyst at J.P. Morgan from July 2007 to October 2008 and at Credit Suisse from November 2005 to July 2007, covering the biotechnology and medical device industries. He holds a Pharmacy degree from the University of Toronto as well as an MBA from Columbia University.

Mr. Spoor’s background in the pharmaceutical industry combined with his historical knowledge of the daily operations of the Company provides him with a broad familiarity of the range of issues confronting the Company makes him a qualified member of the Board.

Non-Executive Director Compensation

Currently, each of the Company’s non-executive directors receive (i) an annual retainer of $35,000 for their service on the Board which is payable in either cash or shares of common stock in quarterly installments, at the Company’s discretion; and (ii) an annual grant of 30,000 shares of common stock. During the year ended December 31, 2019, the Company elected to pay the annual retainer to non-executive directors in cash.

The following table provides information regarding compensation paid to non-employee directors for the year ended December 31, 2019. Messrs. Sapirstein, Shenouda and Spoor did not receive compensation for their service on the Board as employee directors for the year ended December 31, 2019. Information regarding executive compensation paid to Messrs. Sapirstein, Shenouda and Spoor during 2019 is reflected in the Summary Compensation table under “Executive Compensation” of this Proxy Statement.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	All Other Compensation	Total
Edward J. Borkowski	$35,000	$43,350	$30,390	$-	$108,740
Charles J. Casamento	$35,000	$43,350	$30,390	$-	$108,740
Alastair Riddell	$35,000	$43,350	$30,390	$-	$108,740
Vern L. Schramm	$35,000	$43,350	$30,390	$-	$108,740

(1)
Represents the aggregate grant date fair value of shares of the Company’s common stock issued to each of our non-employee directors in 2019 as partial payment of fees payable for each director’s service on the Board in 2019, calculated in accordance with ASC Topic 718.

(2)
Represents the aggregate grant date fair value of stock options issued to each of our non-employee directors in 2019, calculated in accordance with ASC Topic 718. As of December 31, 2019, Mr. Borkowski held a total of 60,000 outstanding stock options, Mr. Casamento held a total of 30,000 outstanding stock options, Dr. Riddell held a total of 60,000 outstanding stock options, and Mr. Schramm held a total of 30,000 outstanding stock options.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last three years, on the Compensation Committee of any other entity that has one or more officers serving as a member of our Board.

EXECUTIVE COMPENSATION

The following table sets forth information as of the date of this prospectus regarding the Company’s current executive officers as appointed by the Board, each to serve in such position until their respective successors have been duly appointed and qualified or until their earlier death, resignation or removal from office.

Executive Officer	Age	Title
James Sapirstein	58	President, Chief Executive Officer and Director
Daniel Schneiderman(1)	41	Chief Financial Officer
James E. Pennington	76	Chief Medical Officer

(1)
Mr. Schneiderman was appointed to serve as the Chief Financial Officer effective January 2, 2020.

The Company’s executive officers are appointed by and serve at the discretion of the Board, subject to the terms of any employment agreements they may have with the Company. The following is a brief description of the qualifications and business experience of each of the Company’s current executive officers.

James Sapirstein. Please see Mr. Sapirstein’s biography under the “Director Compensation” section of this prospectus.

Dr. James E. Pennington was appointed as Chief Medical Officer of the Company in May 2018. Prior to joining the Company, Dr. Pennington served as Senior Clinical Fellow from 2010 to 2018 and as Executive Vice President and Chief Medical Officer from 2007 to 2010 at Anthera Pharmaceuticals, Inc. (NASDAQ: ANTH). From 2004 to 2007, Dr. Pennington served as Executive Vice President and Chief Medical Officer at CoTherix, Inc., and has held various executive positions at a number of pharmaceutical companies, including InterMune Inc., Shaman Pharmaceuticals and Bayer Corporation. He has served on several editorial boards, and has authored numerous original research publications and reviews. Dr. Pennington is currently a Clinical Professor of Medicine with the University of California San Francisco, where he has taught since 1986. Prior to that, he was a professor at Harvard Medical School. Dr. Pennington received a Bachelor of Arts from the University of Oregon and a Doctor of Medicine from the University of Oregon School of Medicine, and is Board Certified in internal medicine and infectious diseases.

Daniel Schneiderman was appointed as the Company’s Chief Financial Officer effective January 2, 2020. Prior to joining the Company, from November 2018 through December 2019, Mr. Schneiderman served as Chief Financial Officer of Biophytis SA, and its U.S. subsidiary, Biophytis, Inc., a European-based, clinical-stage biotechnology company focused on the development of drug candidates for age-related diseases, with a primary focus on neuromuscular diseases. From February 2012 through August 2018, Mr. Schneiderman served as Vice President of Finance, Controller and Secretary of MetaStat, Inc. (OTC: MTST), a publicly traded biotechnology company with a focus on Rx/Dx precision medicine solutions to treat patients with aggressive (metastatic) cancer. Mr. Schneiderman holds a bachelor’s degree in economics from Tulane University.

Summary Compensation

The table set forth below reflects certain information regarding the compensation paid or accrued during the years ended December 31, 2019 and 2018 to our Chief Executive Officer and our executive officers, other than our Chief Executive Officer, who were serving as an executive officer as of December 31, 2019, and whose annual compensation exceeded $100,000 during such year (collectively the “Named Executive Officers”).

As previously reported on the Company’s Current Reports on Form 8-K filed on March 28, 2019 and November 1, 2019, Dr. Daniel Dupret retired and resigned from his position as President of AzurRx SAS, a wholly owned French subsidiary of the Company, effective July 1, 2019, and Mr. Maged Shenouda resigned from his position as Chief Financial Officer of the Company effective November 30, 2019. Due to the resignation of Mr. Spoor as President and Chief Executive Officer effective October 8, 2019, Mr. Sapirstein was appointed as President and Chief Executive Officer of the Company effective that same day. Compensation paid to Dr. Dupret and Mr. Spoor during the years ended December 31, 2019 and 2018 is reflected in the table below.
Current Named Executive Officers(1)	Year	Salary	Bonus	Equity Awards(5)	All Other Compensation	Total
James Sapirstein	2019	$102,444	$-	$243,700	$-	$346,104
President and Chief Executive Officer	2018	$-	$-	-(2)	$-	-
James E. Pennington	2019	$255,000	$75,000	$111,430	$-	$441,430
Chief Medical Officer	2018	$148,718	$-	$155,475	$-	$304,193

Former Named Executive Officers
Johan M. (Thijs) Spoor	2019	$340,177	$255,000	$151,950	$-	$747,127
Former President and Chief Executive Officer	2018	$425,000	$212,500	$608,000(4)	$-	$1,245,500
Maged Shenouda(3)	2019	$308,035	$100,000	$101,300	$-	$509,335
Former Chief Financial Officer	2018	$296,666	$82,500	$207,300(4)	$-	$586,466
Daniel Dupret	2019	$151,393	$-	$-	$-	$-
Former Chief Scientific Officer	2018	$234,999	$-	$169,980(4)	$-	$404,979

(1)	Daniel Schneiderman was appointed as Chief Financial Officer subsequent to the year ended December 31, 2019, and therefore is excluded from the table.
(2)	Mr. Sapirstein received no compensation during this period or prior to his appointments as the Company’s President and Chief Executive Officer effective October 8, 2019.
(3)	Mr. Shenouda’s employment with the Company as Chief Financial Officer terminated effective November 30, 2019.
(4)
Represents the grant date fair value of restricted stock and stock options issued during the year ended December 31, 2018, calculated in accordance with ASC Topic 718. The assumptions used in the calculation of these amounts are included in Note 13 of the notes to the consolidated financial statements contained in the Company’s Annual Report, filed with the SEC on April 1, 2019.

(5)
All unvested shares of restricted stock and stock options subject to time and other performance based vesting conditions have been forfeited in connection with Mr. Spoor's resignation as the Company’s President and Chief Executive Officer.

Employment Arrangements and Potential Payments upon Termination or Change of Control

Sapirstein Employment Agreement. Effective October 8, 2019, the Company entered into an employment agreement with Mr. Sapirstein to serve as its President and Chief Executive Officer for a term of three years, subject to further renewal upon agreement of the parties. The employment agreement with Mr. Sapirstein provides for a base salary of $450,000 per year. In addition to the base salary, Mr. Sapirstein is eligible to receive (i) a bonus of up to 40% of his base salary on an annual basis, based on certain milestones that are yet to be determined; (ii) 1% of net fees received by the Company upon entering into license agreements with any third-party with respect to any product current in development or upon the sale of all or substantially all assets of the Company; (iii) a grant of 200,000 restricted shares of the Company’s common stock which are subject to vest as follows (a) 100,000 upon the first commercial sale of MS1819 in the United States, and (b) 100,000 upon the total market capitalization of the Company exceeding $1.0 billion for 20 consecutive trading days; (iv) a grant of 300,000 10-year stock options to purchase shares of the Company’s common stock which are subject to vest as follows (a) 50,000 upon the Company initiating its next Phase II clinical trial in the United States for MS1819, (b) 50,000 upon the Company completing its next or subsequent Phase II clinical trial in the United States for MS1819, (c) 100,000 upon the Company initiating a Phase III clinical trial in the United States for MS1819, and (d) 100,000 upon the Company initiating a Phase I clinical trial in the United States for any product other than MS1819. Mr. Sapirstein is entitled to receive 20 days of paid vacation, participate in full employee health benefits and receive reimbursement for all reasonable expenses incurred in connection with his service to the Company.

In the event that Mr. Sapirstein’s employment is terminated by the Company for Cause, as defined in his employment agreement, or by Mr. Sapirstein voluntarily, then will not be entitled to receive any payments beyond amounts already earned, and any unvested equity awards will terminate. In the event that Mr. Sapirstein’s employment is terminated as a result of an Involuntary Termination Other than for Cause, as defined in the Agreement, Mr. Sapirstein will be entitled to receive the following compensation: (i) severance in the form of continuation of his salary (at the Base Salary rate in effect at the time of termination, but prior to any reduction triggering Good Reason) for a period of 12 months following the termination date; (ii) payment of Executive’s premiums to cover COBRA for a period of 12 months following the termination date; and (iii) a prorated annual bonus.

Schneiderman Employment Agreement. Effective January 2, 2020, the Company entered into an employment agreement with Mr. Schneiderman to serve as the Company’s Chief Financial Officer for a term of three years, subject to further renewal upon agreement of the parties. The employment agreement with Mr. Schneiderman provides for a base salary of $285,000 per year. In addition to the base salary, Mr. Schneiderman is eligible to receive (a) an annual milestone cash bonus based on certain milestones that will be established by the Company’s Board or the Compensation Committee, and (b) a grant of stock options to purchase 335,006 shares of the Company’s common stock with a strike price of $1.03 per share, which shall vest in three equal portions on each anniversary date of the Effective Date commencing on the first anniversary date of the agreement. Mr. Schneiderman is entitled to receive 20 days of paid vacation, participate in full employee health benefits and receive reimbursement for all reasonable expenses incurred in connection with his service to the Company.

The Company may terminate Mr. Schneiderman’s employment agreement at any time, with or without Cause, as such term is defined in the agreement. If the Company terminates the agreement without Cause, or if the agreement is terminated due to a Change of Control, as such term is defined in the agreement, Mr. Shenouda will be entitled to (i) all salary owed through the date of termination; (ii) any unpaid annual milestone bonus; (iii) severance in the form of continuation of his salary for the greater of a period of 12 months following the termination date or the remaining term of the employment agreement; (iv) payment of premiums to cover COBRA for a period of 12 months following the termination date; (v) a prorated annual bonus equal to the target annual milestone bonus, if any, for the year of termination multiplied by the formula set forth in the agreement; and (vi) immediate accelerated vesting of any unvested options or other unvested awards.

Pennington Employment Agreement. Effective May 28, 2018, the Company entered into an employment agreement with Mr. Pennington to serve as its Chief Medical Officer. The employment agreement with Dr. Pennington provides for a base annual salary of $250,000. In addition to his salary, Dr. Pennington is eligible to receive an annual milestone bonus, awarded at the sole discretion of the Board based on his attainment of certain financial, clinical development, and/or business milestones established annually by the Board or Compensation Committee. The employment agreement is terminable by either party at any time. In the event of termination by the Company other than for cause, Dr. Pennington is entitled to three months’ severance payable over such period. In the event of termination by the Company other than for cause in connection with a Change of Control, Dr. Pennington will receive six months’ severance payable over such period.

On June 28, 2018, Mr. Pennington was granted stock options to purchase 75,000 shares of the Company’s common stock, issuable pursuant to the 2014 Plan, subject to vesting conditions as follows: (i) 50% upon U.S. acceptance of an IND for MS1819, and (ii) 50% upon the first CF patient doses with MS1819 anywhere in the world.

Shenouda Employment Agreement. Mr. Shenouda served as the Company’s Executive Vice-President of Corporate Development and Chief Financial Officer pursuant to an employment agreement dated September 26, 2017, until he resigned from the Company effective November 30, 2019. Mr. Shenouda was eligible to receive cash bonuses based on the achievement of certain financial, clinical development, and/or business milestones, which milestones were established annually by the Company’s Board or the Compensation Committee. Mr. Shenouda’s employment agreement also provided for the grant to Mr. Shenouda of stock options to purchase 100,000 shares of the Company’s common stock, and he was granted additional stock options to purchase 100,000 shares of the Company’s common stock on June 28, 2018, both grants of which were issued pursuant to the 2014 Plan, and were fully vested.

In connection with Mr. Shenouda’s resignation as the Company’s Chief Financial Officer effective November 30, 2019, he received no additional or severance compensation, and all unvested equity awards granted under the 2014 Plan terminated.

Spoor Employment Agreement. Mr. Spoor served as the Company’s President and Chief Executive Officer pursuant to an employment agreement effective January 1, 2016, until he resigned from the Company effective October 8, 2019. Mr. Spoor continues to serve on the Company’s Board.

  Mr. Spoor was eligible to receive annual milestone bonuses, awarded at the sole discretion of the Board based on his attainment of certain financial, clinical development, and/or business milestones established annually by the Board or Compensation Committee. Mr. Spoor’s employment agreement also provided for the issuance to Mr. Spoor of 100,000 shares of restricted common stock on February 3, 2017, which shares were subject to vesting as follows: (i) 50,000 upon the first commercial sale in the United States of MS1819, and (ii) 50,000 upon our total market capitalization exceeding $1.0 billion for 20 consecutive trading days. In addition, Mr. Spoor was entitled to receive stock options issuable under the terms of the 2014 Plan to purchase 380,000 shares of common stock at a price per share equal to the closing price of the Company’s common stock on the trading day immediately prior to the date of issuance, of which options to purchase 100,000 shares were issued in the first quarter of 2017.

On September 29, 2017, Mr. Spoor was granted 100,000 shares of restricted common stock subject to vesting conditions as follows: (i) 75% upon FDA acceptance of a U.S. IND application for MS1819, and (ii) 25% upon the Company completing a Phase IIa clinical trial for MS1819, in satisfaction of the Company’s obligation to issue the additional 280,000 options to Mr. Spoor described above, with an estimated fair value at the grant date of $425,000. All of these shares vested and the $425,000 was expensed in 2018 due to the Company completing both milestones listed above in 2018.

On June 28, 2018, Mr. Spoor was granted 200,000 shares of restricted common stock subject to vesting conditions as follows: (i) 50% shall vest in three equal installments beginning one year from the date of issuance, and (ii) the remaining 50% shall vest as follows: one-third shall vest upon U.S. acceptance of IND for MS1819, one-third upon the first dosing of a CF patient with MS1819 anywhere in the world, and the remaining one-third upon enrollment of the first 30 patients in a CF trial. These restricted shares had an estimated fair value at the grant date of $608,000 to be expensed when the above milestones are probable. 16,667 of these shares vested and $50,667 was expensed in 2018 due to being earned over time in 2018. 33,333 of these shares vested and $101,332 was expensed in 2018 due to the FDA acceptance of the Company’s IND application for MS1819 in 2018.

On September 29, 2017, Mr. Spoor was granted 100,000 shares of restricted common stock subject to vesting conditions as follows: (i) 75% upon FDA acceptance of a U.S. IND application for MS1819, and (ii) 25% upon the Company completing a Phase IIa clinical trial for MS1819, in satisfaction of the Company’s obligation to issue the additional 280,000 options to Mr. Spoor described above. All of these shares vested in 2018 upon the achievement of each of the required milestones.

On June 28, 2018, the Board approved a 2017 annual incentive bonus pursuant to Mr. Spoor’s employment agreement in the amount of $212,500, and he was granted 200,000 shares of restricted common stock subject to vesting conditions as follows: (i) 50% vested in three equal installments beginning one year from the date of issuance, and (ii) the remaining 50% vested as follows: one-third vested upon U.S. acceptance of IND for MS1819, one-third upon the first dosing of a CF patient with MS1819 anywhere in the world, and the remaining one-third upon enrollment of the first 30 patients in a CF trial. 16,667 of these shares vested in 2018 due to time vesting and 33,333 shares vested in 2018 due to the FDA acceptance of the Company’s IND application for MS1819 in 2018.

In connection with Mr. Spoor’s resignation as the Company’s President and Chief Executive Officer effective October 8, 2019, he received no additional or severance compensation, and all unvested equity awards granted under the 2014 Plan terminated.

Outstanding Equity Incentive Awards at Fiscal Year-End

The following table sets forth information regarding unexercised options, stock that has not vested and equity incentive awards held by each of the Named Executive Officers outstanding as of December 31, 2019 and 2018:

	Option Awards					Stock Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Equity incentive plan awards: Number of underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of Unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or Payout value of unearned shares, units or other rights that have not vested ($)

James Sapirstein	10/8/2019	-	300,000	$0.56	10/7/2029
	10/8/2019					-	-	200,000	112,000

James E. Pennington	6/28/2018	75,000	-	$3.04	6/27/2023
	6/13/2019	-	110,000	$1.70	6/12/2024

Former Named Executive Officers

Johan (Thijs) Spoor	1/4/2016(1)	100,000	-	$1.00	1/4/2021
	2/3/2017	100,000	-	$4.48	2/3/2027
	2/3/2017(2)	-	-	-
	9/29/2017(3)	-	-	-		100,000	425,000	200,000	-
	6/28/2018					141,667	430,668	-	-
	6/13/2019	-	150,000	$1.70	6/12/2024

Maged Shenouda	2/3/2017	30,000	-	$4.48	2/2/2027
	9/26/2017(4)	100,000	-	$4.39	9/24/2027
	6/28/2018	100,000	-	$3.04	6/27/2023

(1)	Represents options to purchase shares of the Company’s common stock issued to Mr. Spoor by a third party, prior to the Company’s initial public offering in October 2016.
(2)
Represents the restricted stock award issued to Mr. Spoor on February 3, 2017 under the terms of his employment agreement, which shares will only vest as follows: (i) 50,000 upon the first commercial sale in the United States of MS1819, and (ii) 50,000 upon our total market capitalization exceeding $1.0 billion for 20 consecutive trading days. These remained unvested upon termination of Mr. Spoor’s employment on October 8, 2019. The value reported for this award was calculated using the closing price of the Company’s common stock on September 29, 2017, as reported by NASDAQ, assuming achievement if the maximum award amount.

(3)
Represents the restricted stock award issued to Mr. Spoor on February 3, 2017 under the terms of his employment agreement, which shares will only vest as follows: (i) 50,000 upon the first commercial sale in the United States of MS1819, and (ii) 50,000 upon our total market capitalization exceeding $1.0 billion for 20 consecutive trading days. These remained unvested upon termination of Mr. Spoor’s employment on October 8, 2019. The value reported for this award was calculated using the closing price of the Company’s common stock on September 29, 2017, as reported by NASDAQ, assuming achievement if the maximum award amount.

(4)
Represents stock options issued to Mr. Shenouda on September 26, 2017, which options were subject to the following vesting schedule so long as Mr. Shenouda was serving as either Executive Vice-President of Corporate Development or as Chief Financial Officer of the Company: (i) 75% upon FDA acceptance of a U.S. IND application for MS1819, and (ii) 25% upon the Company completing a Phase IIa clinical trial for MS1819.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2019 regarding equity compensation plans approved by our security holders and equity compensation plans that have not been approved by our security holders:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by security holders	2,187,500	$2.30	701,792
Equity compensation plans not approved by security holders	-	-	-
Total	2,187,500	$2.30	701,792

(1)	Excludes securities reflected in first column, “Number of securities to be issues upon exercise of outstanding options, warrants and rights”.

Amended and Restated 2014 Omnibus Equity Incentive Plan

The Board and stockholders have adopted and approved the 2014 Plan, which is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees, directors, consultants and advisers. The purpose of the 2014 Plan is to help us attract, motivate and retain such persons with awards under the 2014 Plan and thereby enhance stockholder value.

Administration. The 2014 Plan is administered by the Compensation Committee of the Board, which consists of three members of the Board, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code (the “Code”). Among other things, the Compensation Committee has complete discretion, subject to the express limits of the 2014 Plan, to determine the directors, employees and nonemployee consultants to be granted an award, the type of award to be granted the terms and conditions of the award, the form of payment to be made and/or the number of shares of common stock subject to each award, the exercise price of each option and base price of each stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the common stock underlying the award, and the required withholding, if any. The Compensation Committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would impair the participant’s rights or entitlements with respect to that award. The Compensation Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2014 Plan. Notwithstanding the foregoing, the Compensation Committee does not have any authority to grant or modify an award under the 2014 Plan with terms or conditions that would cause the grant, vesting or exercise thereof to be considered nonqualified “deferred compensation” subject to Code Section 409A.

Grant of Awards; Shares Available for Awards. The 2014 Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of the Company or its affiliates. The aggregate number of shares of common stock that may be issued under the 2014 Plan shall not exceed 10% of the issued and outstanding shares of common stock on an as converted basis (the “As Converted Shares”), on a rolling basis. For calculation purposes, the As Converted Shares shall include all shares of common stock and all shares of common stock issuable upon the conversion of outstanding preferred stock and other convertible securities, but shall not include any shares of common stock issuable upon the exercise of options, warrants and other convertible securities issued pursuant to the 2014 Plan. The number of authorized shares of common stock reserved for issuance under the 2014 Plan shall automatically be increased concurrently with our issuance of fully paid and non-assessable shares of As Converted Shares.  Shares shall be deemed to have been issued under the 2014 Plan solely to the extent actually issued and delivered pursuant to an award. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2014 Plan.

The number of shares of common stock for which awards may be granted under the 2014 Plan to a participant who is an employee in any calendar year is limited to 300,000 shares. Future new hires and additional non-employee directors and/or consultants would be eligible to participate in the 2014 Plan as well. The number of stock options and/or shares of restricted stock to be granted to executives and directors cannot be determined at this time as the grant of stock options and/or shares of restricted stock is dependent upon various factors such as hiring requirements and job performance.

Stock Options. The 2014 Plan provides for either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under the Code, or “nonqualified stock options” (“NQSOs”). Stock options may be granted on such terms and conditions as the Compensation Committee may determine; provided, however, that the per share exercise price under a stock option may not be less than the fair market value of a share of common stock on the date of grant and the term of the stock option may not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of the Company's capital stock or a parent or subsidiary of the Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of common stock covered by one or more ISOs (determined at the time of grant), which are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Any excess is treated as a NQSO.

Stock Appreciation Rights. A SAR entitles the participant, upon exercise, to receive an amount, in cash or stock or a combination thereof, equal to the increase in the fair market value of the underlying common stock between the date of grant and the date of exercise. SARs may be granted in tandem with, or independently of, stock options granted under the 2014 Plan. A SAR granted in tandem with a stock option (i) is exercisable only at such times, and to the extent, that the related stock option is exercisable in accordance with the procedure for exercise of the related stock option; (ii) terminates upon termination or exercise of the related stock option (likewise, the common stock option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related stock option; and (iv) if the related stock option is an ISO, may be exercised only when the value of the stock subject to the stock option exceeds the exercise price of the stock option. A SAR that is not granted in tandem with a stock option is exercisable at such times as the Compensation Committee may specify.

Performance Shares and Performance Unit Awards. Performance share and performance unit awards entitle the participant to receive cash or shares of common stock upon the attainment of specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values.

Distribution Equivalent Right Awards. A distribution equivalent right award entitles the participant to receive bookkeeping credits, cash payments and/or common stock distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of shares of common stock during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded as a component of another award under the 2014 Plan, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award.

Restricted Stock Awards and Restricted Stock Unit Awards. A restricted stock award is a grant or sale of common stock to the participant, subject to our right to repurchase all or part of the shares at their purchase price (or to require forfeiture of such shares if issued to the participant at no cost) in the event that conditions specified by the Compensation Committee in the award are not satisfied prior to the end of the time period during which the shares subject to the award may be repurchased by or forfeited to us. Restricted stock units entitle the participant to receive a cash payment equal to the fair market value of a share of common stock for each restricted stock unit subject to such restricted stock unit award, if the participant satisfies the applicable vesting requirement.

Unrestricted Stock Awards. An unrestricted stock award is a grant or sale of shares of our common stock to the participant that is not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to the Company or an affiliate or for other valid consideration.

Change-in-Control Provisions. In connection with the grant of an award, the Compensation Committee may provide that, in the event of a change in control, such award will become fully vested and immediately exercisable.

Amendment and Termination. The Compensation Committee may adopt, amend and rescind rules relating to the administration of the 2014 Plan, and amend, suspend or terminate the 2014 Plan, but no such amendment or termination will be made that materially and adversely impairs the rights of any participant with respect to any award received thereby under the 2014 Plan without the participant’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws.

Compensation Committee Interlocks and Insider Participation

No executive officers of the Company serve on the Compensation Committee (or in a like capacity) for the Company or any other entity.

Policy and Procedures Governing Related Party Transactions

The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest.

The SEC rules define a related party transaction to include any transaction, arrangement or relationship which: (i) we are a participant; (ii) the amount involved exceeds $120,000; and (iii) executive officer, director or director nominee, or any person who is known to be the beneficial owner of more than 5% of our common stock, or any person who is an immediate family member of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock had or will have a direct or indirect material interest.

Although we do not maintain a formal written procedure for the review and approval of transactions with such related persons, it is our policy for the disinterested members of our Board to review all related party transactions on a case-by-case basis. To receive approval, a related-party transaction must have a legitimate business purpose for us and be on terms that are fair and reasonable to us and our stockholders and as favorable to us and our stockholders as would be available from non-related entities in comparable transactions.

All related party transactions must be disclosed in our applicable filings with the SEC as required under SEC rules.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires our officers, directors, and persons who beneficially own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater-than-ten-percent stockholders are also required by the SEC to furnish us with copies of all Section 16(a) forms that they file.

Based solely upon a review of these forms that were furnished to us, we believe that all reports required to be filed by these individuals and persons under Section 16(a) were filed during the year ended December 31, 2019 and that such filings were timely, except for the following:

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Mr. Borkowski, a director, filed two late Form 4s reporting an aggregate of four transactions;
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Mr. Casamento, a director, filed a late Form 4 reporting one transaction;
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Dr. Dupret, the former Chief Scientific Officer, filed a late Form 4 reporting two transactions;
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Dr. Pennington, the Chief Medical Officer, filed a late Form 4 reporting one transaction;
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Dr. Riddell, a director, filed a late Form 4 reporting one transaction;
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Mr. Ross Jr., an individual who owns in excess of 10% of our common stock, filed a late Form 4 reporting five transactions; and
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Dr. Schramm, a director, filed a late Form 4 reporting one transaction.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Disclosure Law Group, a Professional Corporation, San Diego, California.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the report of Mazars USA LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing. The 2018 and 2017 audited annual consolidated financial statements of AzurRx BioPharma, Inc., as of and for the years ended December 31, 2018 and 2017, have been audited by Mazars USA LLP, independent registered public accounting firm. The audit report dated April 1, 2019 for the 2018 audited annual consolidated financial statements includes an explanatory paragraph which states that certain circumstances raise substantial doubt about our ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith we file annual, quarterly, and other reports, proxy statements and other information with the Commission under the Exchange Act. Such reports, proxy statements and other information, including the Registration Statement, and exhibits and schedules thereto, are available to the public through the Commission’s website at www.sec.gov.

We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the Commission.

We have filed with the Commission a registration statement under the Securities Act of 1933, as amended, relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the Commission at the address listed above, or for free at www.sec.gov. The registration statement and the documents referred to below under “Incorporation of Certain Information by Reference” are also available on our website, www.azurrx.com/investors/regulatory-filings.

We have not incorporated by reference into this prospectus supplement the information on our website, and you should not consider it to be a part of this prospectus supplement.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference in this prospectus:

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our Annual Report on Form 10-K for the year ended December 31, 2018, filed on April 1, 2019;
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Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2018, filed on April 30, 2019;
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our Quarterly Report on Form 10-Q for the period ended March 31, 2019, filed on May 15, 2019;
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our Quarterly Report on Form 10-Q for the period ended June 30, 2019, filed on August 13, 2019;
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our Quarterly Report on Form 10-Q for the period ended September 30, 2019, filed on November 14, 2019;
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our Current Reports on Form 8-K, filed on February 20, 2019;
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our Current Report on Form 8-K, filed on March 28, 2019;
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our Current Report on Form 8-K, filed on April 3, 2019;
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our Current Report on Form 8-K, filed on April 11, 2019;
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our Current Report on Form 8-K, filed on April 24, 2019;
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our Current Report on Form 8-K, filed on May 14, 2019;
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our Current Report on Form 8-K, filed on May 20, 2019;
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our Current Report on Form 8-K, filed on May 23, 2019;
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our Current Report on Form 8-K, filed on June 7, 2019;
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our Current Report on Form 8-K, filed on July 9, 2019;
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our Current Report on Form 8-K, filed on July 10, 2019;
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our Current Report on Form 8-K, filed on July 22, 2019;
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our Current Report on Form 8-K, filed on September 25, 2019 (with respect to Item 8.01 and Exhibit 99.1 only);
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our Current Report on Form 8-K, filed on October 11, 2019;
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our Current Report on Form 8-K, filed on October 15, 2019;
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our Current Report on Form 8-K, filed on October 17, 2019;
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our Current Report on Form 8-K, filed on November 1, 2019;
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our Current Report on Form 8-K, filed on November 14, 2019;
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our Current Report on Form 8-K, filed on December 20, 2019;
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our Current Report on Form 8-K, filed on December 30, 2019;
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our Current Report on Form 8-K, filed on January 6, 2020;
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our Current Report on Form 8-K, filed on January 13, 2020;
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our Current Report on Form 8-K, filed on January 14, 2020;
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our Current Report on Form 8-K, filed on January 22, 2020; and
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the description of our common stock which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed on August 8, 2016, including any amendment or reports filed for the purposes of updating this description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act (other than any portions of filings that are furnished rather than filed pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K) after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

11,583,969 Shares
Common Stock

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

, 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee.

Amount
SEC Registration Fee	$1,623.89
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	10,000
Transfer Agent and Registrar fees and expenses	2,000
Miscellaneous Expenses	2,000

Total expenses	$65,623.89

* To be provided by amendment.

Item 15. Indemnification of Directors and Officers.

Amended and Restated Bylaws

Pursuant to our bylaws, our directors and officers will be indemnified to the fullest extent allowed under the laws of the State of Delaware for their actions in their capacity as our directors and officers.

We must indemnify any person made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (“Proceeding”) by reason of the fact that he is or was a director, against judgments, penalties, fines, settlements and reasonable expenses (including attorney’s fees) (“Expenses”) actually and reasonably incurred by him in connection with such Proceeding if: (a) he conducted himself in good faith, and: (i) in the case of conduct in his own official capacity with us, he reasonably believed his conduct to be in our best interests, or (ii) in all other cases, he reasonably believes his conduct to be at least not opposed to our best interests; and (b) in the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful.

We must indemnify any person made a party to any Proceeding by or in the right of us, by reason of the fact that he is or was a director, against reasonable expenses actually incurred by him in connection with such proceeding if he conducted himself in good faith, and: (a) in the case of conduct in his official capacity with us, he reasonably believed his conduct to be in our best interests; or (b) in all other cases, he reasonably believed his conduct to be at least not opposed to our best interests; provided that no such indemnification may be made in respect of any proceeding in which such person shall have been adjudged to be liable to us.

No indemnification will be made by unless authorized in the specific case after a determination that indemnification of the director is permissible in the circumstances because he has met the applicable standard of conduct.

Reasonable expenses incurred by a director who is party to a proceeding may be paid or reimbursed by us in advance of the final disposition of such Proceeding in certain cases.

We have the power to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee, or agent or is or was serving at our request as an officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the provisions of the amended and restated bylaws.

Delaware Law

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

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transaction from which the director derives an improper personal benefit;

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act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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unlawful payment of dividends or redemption of shares; or

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breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Indemnification Agreements

As permitted by the Delaware General Corporation Law, we have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of us or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or preceding that may result in a claim for indemnification.

We have an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16.  Exhibits

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference from Exhibit 3.1 filed with Registration Statement on Form S-1, filed July 13, 2016).
3.2	Certificate of Amendment to Certificate of Incorporation of the Registrant (Incorporated by reference from Exhibit 3.1 filed with Current Report on Form 8-K, filed December 30, 2019).
3.3	Amended and Restated Bylaws of the Registrant (Incorporated by reference from Exhibit 3.2 filed with Registration Statement on Form S-1, filed July 13, 2016).
4.1	Form of common stock Certificate (Incorporated by reference from Exhibit 4.1 filed with Amendment No 1. to Registration Statement on Form S-1, filed July 29, 2016).
4.2	Form of Investor Warrant (Incorporated by reference from Exhibit 4.2 filed with Registration Statement on Form S-1, filed July 13, 2016).
4.3	Form of Underwriter Warrant (Incorporated by reference from Exhibit 4.3 filed with Amendment No 1. to Registration Statement on Form S-1, filed July 29, 2016).
4.4	Form of Underwriter Warrant (Incorporated by reference from Exhibit 4.1 filed with Current Report on Form 8-K, filed May 4, 2018).
4.5	Form of Selling Agent Warrant (Incorporated by reference from Exhibit 4.1 filed with Current Report on Form 8-K, filed April 3, 2019).
4.6	Form of Selling Agent Warrant (Incorporated by reference from Exhibit 4.1 filed with Current Report on Form 8-K, filed May 14, 2019).
4.7	Form of Underwriter Warrant (Incorporated by reference from Exhibit 4.1 filed with Current Report on Form 8-K, filed July 22, 2019).
5.1*	Opinion of Disclosure Law Group, a Professional Corporation.
10.1
Stock Purchase Agreement dated May 21, 2014 between the Registrant, Protea Biosciences Group, Inc. and its wholly-owned subsidiary, Protea Biosciences, Inc (Incorporated by reference from Exhibit 10.1 filed with Registration Statement on Form S-1, filed July 13, 2016).

10.2+
Amended and Restated Joint Research and Development Agreement dated January 1, 2014 between the Registrant and Mayoly (Incorporated by reference from Exhibit 10.2 filed with Registration Statement on Form S-1, filed July 13, 2016).

10.3	Amended and Restated AzurRx BioPharma, Inc. 2014 Omnibus Equity Incentive Plan (Incorporated by reference from Exhibit 10.3 filed with Registration Statement on Form S-1, filed July 13, 2016).
10.4	Employment Agreement between the Registrant and Mr. Spoor (Incorporated by reference from Exhibit 10.4 filed with Registration Statement on Form S-1, filed July 13, 2016).
10.5
Securities Purchase Agreement dated April 11, 2017 between the Registrant and Lincoln Park Capital Fund, LLC (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed April 12, 2017).

10.6
12% Senior Secured Original Issue Discount Convertible Debenture between the Registrant and Lincoln Park Capital Fund, LLC (Incorporated by reference from Exhibit 10.2 filed with Current Report on Form 8-K, filed April 12, 2017).

10.7
Form of Series A Warrant dated April 11, 2017 between the Registrant and Lincoln Park Capital Fund, LLC (Incorporated by reference from Exhibit 10.3 filed with Current Report on Form 8-K, filed April 12, 2017).

10.8
Registration Rights Agreement dated April 11, 2017 between the Registrant and Lincoln Park Capital Fund, LLC (Incorporated by reference from Exhibit 10.4 filed with Current Report on Form 8-K, filed April 12, 2017).

10.9	Form of Securities Purchase Agreement dated June 5, 2017 (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed June 9, 2017).
10.10	Form of Registration Rights Agreement dated June 5, 2017 (Incorporated by reference from Exhibit 10.2 filed with Current Report on Form 8-K, filed April 12, 2017).

10.11	Form of Series A Warrant, dated June 5, 2017 (Incorporated by reference from Exhibit 10.3 filed with Current Report on Form 8-K, filed June 9, 2017).
10.12	Form of Series A-1 Warrant, dated June 5, 2017 (Incorporated by reference from Exhibit 10.4 filed with Current Report on Form 8-K, filed June 9, 2017).
10.13	Sublicense Agreement dated August 7, 2017 by and between the Registrant and TransChem, Inc. (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed August 11, 2017).
10.14	Employment Agreement between the Registrant and Mr. Shenouda (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed October 2, 2017).
10.15
Modification to 12% Senior Secured Original Issue Discount Convertible Debenture, dated November 10, 2017 (Incorporated by reference from Exhibit 10.1 filed with Quarterly Report on Form 10-Q, filed November 13, 2017).

10.16	Form of Exercise Letter (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed January 5, 2018).
10.17	Form of Partial Exercise Letter (Incorporated by reference from Exhibit 10.2 filed with Current Report on Form 8-K, filed January 5, 2018).
10.18
Asset Sale and Purchase Agreement, dated December 7, 2018, by and between Protea Biosciences Group, Inc., Protea Biosciences, Inc. and AzurRx Biopharma, Inc. (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed December 13, 2018).

10.19	Note Purchase Agreement, dated February 14, 2019 (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed February 20, 2019).
10.20	Senior Convertible Note A, dated February 14, 2019 (Incorporated by reference from Exhibit 10.2 filed with Current Report on Form 8-K, filed February 20, 2019).
10.21	Senior Convertible Note B, dated February 14, 2019 (Incorporated by reference from Exhibit 10.3 filed with Current Report on Form 8-K, filed February 20, 2019).
10.22	Pledge Agreement, dated February 14, 2019 (Incorporated by reference from Exhibit 10.4 filed with Current Report on Form 8-K, filed February 20, 2019).
10.23	Warrant Amendment, dated February 14, 2019 (Incorporated by reference from Exhibit 10.5 filed with Current Report on Form 8-K, filed February 20, 2019).
10.24	Registration Rights Agreement, dated February 14, 2019 (Incorporated by reference from Exhibit 10.6 filed with Current Report on Form 8-K, filed February 20, 2019).
10.25#
Asset Purchase Agreement, by and between AzurRx BioPharma, Inc., AzurRx BioPharma SAS and Laboratories Mayoly Spindler SAS, dated March 27, 2019 (Incorporated by reference from Exhibit 10.25 filed with Annual Report on Form 10-K, filed April 1, 2019).

10.26#
Patent License Agreement, by and between AzurRx BioPharma, Inc. and Laboratories Mayoly Spindler SAS, dated March 27, 2019 (Incorporated by reference from Exhibit 10.26 filed with Annual Report on Form 10-K, filed April 1, 2019).

10.27
Selling Agent Agreement, by and between AzurRx BioPharma, Inc. and Alexander Capital, L.P., dated April 1, 2019 (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed April 3, 2019).

10.28
Selling Agent Agreement, by and between AzurRx BioPharma, Inc. and Alexander Capital, L.P., dated May 9, 2019 (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed May 14, 2019).

10.29	Employment Agreement between the Registrant and Mr. Sapirstein (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed October 11, 2019).
10.30	Securities Purchase Agreement, dated November 13, 2019 (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed November 14, 2019).
10.31	Registration Rights Agreement, dated November 13, 2019 (Incorporated by reference from Exhibit 10.2 filed with Current Report on Form 8-K, filed November 14, 2019).
10.32	Form of Note Purchase Agreement (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed December 30, 2019).
10.33	Form of Senior Convertible Promissory Note (Incorporated by reference from Exhibit 10.2 filed with Current Report on Form 8-K, filed December 30, 2019).
10.34	Form of Warrant (Incorporated by reference from Exhibit 10.3 filed with Current Report on Form 8-K, filed December 30, 2019).
10.35	Form of Registration Rights Agreement (Incorporated by reference from Exhibit 10.4 filed with Current Report on Form 8-K, filed December 30, 2019).
10.36
Employment Agreement by and between AzurRx BioPharma, Inc. and Daniel Schneiderman, dated January 1, 2020 (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed January 6, 2020).

14.1
Code of Ethics of AzurRx BioPharma, Inc. Applicable To Directors, Officers And Employees (Incorporated by reference from Exhibit 14.1 filed with Registration Statement on Form S-1, filed July 13, 2016).

21.1	Subsidiaries of the Registrant (Incorporated by reference from Exhibit 21.1 filed with Registration Statement on Form S-1, filed July 13, 2016).
23.1*	Consent of Disclosure Law Group, a Professional Corporation (included in Exhibit 5.1).
23.2	Consent of Independent Registered Public Accounting Firm – Mazars USA LLP (filed herewith).
24	Power of Attorney (located on signature page).

*	To be filed by amendment.
+	Confidential treatment has been granted with respect to portions of this exhibit.
#
Certain portions of this exhibit (indicated by “[*****]”) have been omitted as the Company has determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to the Company if publicly disclosed.

Item 17.  Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn, New York on February 7, 2020.

AZURRX BIOPHARMA, INC.
February 7, 2020

By:   /s/  James Sapirstein
        Name: James Sapirstein
        Title:   President and Chief Executive Officer
           (Principal Executive Officer)

 By:   /s/  Daniel Schneiderman
        Name: Daniel Schneiderman
        Title:   Chief Financial Officer
            (Principal Accounting Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James Sapirstein as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his or her name, place, and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ James Sapirstein	President, Chief Executive Officer and Director	February 7, 2020
James Sapirstein	(Principal Executive Officer)

/s/ Daniel Schneiderman	Chief Financial Officer	February 7, 2020
Daniel Schneiderman	(Principal Accounting Officer)

/s/ Edward J. Borkowski	Chair of the Board of Directors	February 7, 2020
Edward J. Borkowski

/s/ Charles Casamento	Director	February 7, 2020
Charles Casamento

/s/ Alastair Riddell	Director	February 7, 2020
Alastair Riddell

/s/ Vern Lee Schramm	Director	February 7, 2020
Vern Lee Schramm

__________________	Director	February 7, 2020
Johan (Thijs) M. Spoor